Filed by Avalon GloboCare Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Avalon GloboCare Corp.

Commission File No.: 333-286738

On June 26, 2025, Avalon GloboCare Corp. published the following press release:

Avalon GloboCare and Qi Diagnostics Enter into Definitive Agreement to Co-Develop Real-Time Cannabis Breathalyzer for Detecting Potential Impaired Driving

FREEHOLD, N.J., June 26, 2025 (GLOBE NEWSWIRE) – Avalon GloboCare Corp. (“Avalon” or the “Company”) (NASDAQ: ALBT), a developer of precision diagnostic consumer products, today announced that it entered into a definitive agreement with Qi Diagnostics Limited (“Qi Diagnostics”), a nanosensor-based diagnostic technologies company, to co-develop a VOC (volatile organic compound) nanosensor-based point-of-care cannabis breathalyzer.

Through this strategic collaboration, Avalon, Q&A Distribution, LLC, a subsidiary of Avalon, and Qi Diagnostics will jointly design, validate, and develop a prototype for the cannabis breathalyzer device, which is aimed at supporting real-time detection of potential cannabis-impaired driving and enhancing public safety.

“This partnership represents an exciting step in Avalon’s mission to deliver innovative diagnostic solutions that directly impact public health and safety,” said David Jin, M.D., Ph.D., President and Chief Executive Officer of Avalon GloboCare. “By combining Avalon’s regulatory expertise with Qi Diagnostics’ VOC nanosensor technology, we aim to provide a real-time, non-invasive cannabis detection solution that can support law enforcement and workplace safety.”

About Avalon GloboCare Corp.

Avalon GloboCare Corp. (NASDAQ: ALBT) is a developer of precision diagnostic consumer products and the advancement of intellectual property in cellular therapy. Avalon is currently marketing the KetoAir™ breathalyzer device, which is owned and manufactured by Qi Diagnostics Limited, and plans to develop additional diagnostic uses of the breathalyzer technology. The KetoAir™ is registered with the U.S. Food and Drug Administration as a Class I medical device. In addition, Avalon owns and operates commercial real estate. For more information about Avalon, please visit www.avalon-globocare.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information About the Proposed Merger for Investors and Shareholders

This communication relates to the proposed merger (the “proposed Merger”) of Avalon and YOOV Group Holding Limited (“YOOV”). In connection with the proposed Merger, Avalon has filed relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4, as amended, that contains a preliminary prospectus and preliminary proxy statement of Avalon (the “proxy statement/prospectus”). This Registration Statement has not yet been declared effective and Avalon has filed or may file other documents regarding the proposed Merger with the SEC. This press release is not a substitute for the proxy statement/prospectus or for any other document that Avalon has filed or may file with the SEC in connection with the proposed Merger. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to Avalon’s stockholders. Investors and security holders will be able to obtain these documents (when available) free of charge from the SEC’s website at www.sec.gov. In addition, investors and stockholders should note that Avalon communicates with investors and the public using its website (https://www.avalon-globocare.com), the investor relations website (https://www.avalon-globocare.com/investors) where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Avalon with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Participants in the Solicitation

Avalon, YOOV and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies from Avalon and YOOV stockholders in respect of the proposed Merger. Information about Avalon’s directors and executive officers is available in Avalon’s Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 31, 2025. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, has been and will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and Avalon as indicated above.

Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are made based on our expectations and beliefs concerning future events impacting the Company and therefore involve several risks and uncertainties. You can identify these statements by the fact that they use words such as “will”, “anticipate”, “estimate”, “expect”, “should”, “may”, and other words and terms of similar meaning or use of future dates; however, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact, including statements regarding the ability to enter into a definitive agreement, as well as the Company’s commercialization, distribution and sales of its products and the ability to compete with other similar products. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors as disclosed in our filings with the Securities and Exchange Commission (the “SEC”), accessible through the SEC’s website (http://www.sec.gov), including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed or furnished with the SEC. In addition to these factors, actual future performance, outcomes, and results may differ materially because of more general factors, including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. The forward-looking statements included in this press release represent the Company’s views as of the date of this press release and these views could change. The Company disclaims any obligation to update forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of the press release. The contents of any website referenced in this press release are not incorporated by reference herein.

Contact Information:

Avalon GloboCare Corp.

4400 Route 9 South, Suite 3100

Freehold, NJ 07728

PR@Avalon-GloboCare.com

Investor Relations:

Crescendo Communications, LLC

Tel: (212) 671-1020 Ext. 304

albt@crescendo-ir.com

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